MINNESOTA SOCCER HOLDINGS, GBC

FINANCIAL STATEMENTS

Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS



MYSLAJEK KEMP & SPENCER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Minnesota Soccer Holdings, GBC
St. Paul, Minnesota

Opinion

We have audited the accompanying financial statements of Minnesota Soccer Holdings, GBC (the "Company") (a corporation), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Soccer Holdings, GBC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Minnesota Soccer Holdings, GBC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Minnesota Soccer Holdings, GBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Myslajek Kemp & Spencer, Ltd.

Minneapolis, Minnesota
October 3, 2024

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2023 and 2022

	Class A		Class B		Additional		Total
	# of Shares	Common Stock	# of Shares	Common Stock	Paid In Capital	Retained Earnings	Stockholders' Equity
Balances as of December 31, 2021	85,000	$ 850	40,000	$ 400	$ 1,083,750	$ (129,922)	$ 955,078
Net loss	-	-	-	-	-	(55,375)	(55,375)
Balances as of December 31, 2022	85,000	850	40,000	400	1,083,750	(185,297)	899,703
Net loss	-	-	-	-	-	(241,629)	(241,629)
Balances as of December 31, 2023	85,000	$ 850	40,000	$ 400	$ 1,083,750	$ (426,926)	$ 658,074

See accompanying independent auditor's report.

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows From Operating Activities		
Net loss	$ (241,629)	$ (55,375)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Deferred income taxes	(97,462)	(15,128)
Noncash lease expense	532	1,714
Change in:		
Accounts receivable	4,785	(3,000)
Inventory	(103,750)	(79,218)
Prepaid expenses	(18,090)	-
Deposits	-	(3,750)
Accounts payable	(22,692)	13,495
Accrued taxes	(2,337)	2,337
Accrued wages and related expenses	1,800	2,637
Sales tax payable	2,722	-
Net cash from operating activities	(476,121)	(136,288)
Cash Flows From Investing Activities		
Net cash from investing activities	-	-
Cash Flows From Financing Activities		
Proceeds from common stock issued	-	-
Net cash from financing activities	-	-
Net decrease in cash and cash equivalents	(476,121)	(136,288)
Cash and cash equivalents, beginning of year	765,699	901,987
Cash and cash equivalents, end of year	$ 289,578	$ 765,699

MINNESOTA SOCCER HOLDINGS, GBC

BALANCE SHEETS
As of December 31,

ASSETS

	2023	2022
Current assets		
Cash and cash equivalents	$ 289,578	$ 765,699
Accounts receivable	10,215	15,000
Inventory	190,468	86,718
Prepaid expenses	18,090	-
Total current assets	508,351	867,417
Deposits	3,750	3,750
Operating lease asset	23,613	63,232
Deferred tax assets	164,994	67,532
Total assets	$ 700,708	$ 1,001,931

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
Current liabilities		
Accounts payable	$ 9,616	$ 32,308
Accrued taxes	-	2,337
Accrued wages and related expenses	4,437	2,637
Sales tax payable	2,722	-
Current portion of operating lease liability	25,859	39,087
Total current liabilities	42,634	76,369
Long-term portion of operating lease liability	-	25,859
Total liabilities	42,634	102,228
Stockholders' equity		
Class A common stock, $.01 par value; 3,000,000 shares authorized, 85,000 issued and outstanding	850	850
Class B common stock, $.01 par value; 7,000,000 shares authorized, 40,000 issued and outstanding	400	400
Additional paid in capital	1,083,750	1,083,750
Retained earnings	(426,926)	(185,297)
Total stockholders' equity	658,074	899,703
Total liabilities and stockholders' equity	$ 700,708	$ 1,001,931

See accompanying independent accountant's compilation report.

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENTS OF INCOME (LOSS)
For the years ended December 31, 2023 and 2022

	2023	2022
Revenues		
Ticket sales	$ 496,268	$ 670,254
Merchandise	344,841	670,584
Sponsorships	409,019	178,481
Other	4,570	–
Total revenues	1,254,698	1,519,319
Cost of revenues		
Gameday operations	354,205	334,592
Merchandise	137,068	448,862
Other	213,173	185,376
Total cost of revenues	704,446	968,830
Gross profit	550,252	550,489
Operating expenses		
Salaries and wages	423,327	142,599
Payroll taxes	37,560	13,545
Advertising and marketing	122,862	114,946
Community expenses	61,145	–
Bank charges and fees	433	2,940
Insurance	5,771	3,118
Information technology	–	2,442
Licenses and fees	4,950	63,716
Charitable donations	5,530	12,709
Office supplies and software	33,425	16,811
Professional and legal fees	181,695	207,333
Rent and related costs	43,023	30,694
Repairs and maintenance	–	3,301
Travel and lodging	14,402	11,289
Utilities	–	1,594
Total operating expenses	934,123	627,037
Operating loss	(383,871)	(76,548)
Other income (expense)		
Interest income	10,809	6,045
Other income	33,971	–
Total other income (expense), net	44,780	6,045
Net loss before tax provision	(339,091)	(70,503)
Tax expense (benefit)	(97,462)	(15,128)
Net loss	$ (241,629)	$ (55,375)

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Minnesota Soccer Holdings, GBC (the "Company") was founded in March 2021. The Company's operations are devoted to providing a women-led, community-owned, and professional atmosphere within the world of women's soccer. In the first year of operations, the Company raised over $1,000,000 and formed a pre-professional women's soccer team in Minnesota, Aurora FC. The team completed its first season in the USL W league in 2022 and, as a result of the success in its first few seasons, is seeking to advance into the professional ranks while also expanding its footprint in the youth soccer space.

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements, as well as the disclosure of contingent liabilities. Future results could be materially affected if actual results were to differ from these estimates and assumptions.

Concentration of Credit Risk

The Company deposits its cash and cash equivalents in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limits. The Company has not experienced any losses on these accounts and management does not believe there is a significant risk of loss associated with its banking practices.

Receivables

Receivables consist primarily of amounts due from sponsors. An allowance for credit losses is established based on expected losses. Expected losses are estimated by reviewing individual accounts, considering aging, financial condition of the debtor, recent payment history, current and forecast economic conditions and other relevant factors. As of December 31, 2023 and 2022, the allowance for credit loss was $0.

Inventory

Inventory consists of team apparel (scarves, shirts, jerseys, etc.) and is recorded at the lower of cost or net realizable value. The first-in, first-out method is used to determine the cost of inventory on hand. The inventory valuation also reflects markdown adjustments for the excess of the cost over the net recovery the Company expects to realize from the ultimate disposition of inventory. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded markdown adjustments.

Revenue Recognition

The Company recognizes merchandising revenue at a single point in time when control is transferred to the customer and the performance obligation(s) has (have) been satisfied. This generally occurs on the date of shipment.

Game tickets sold are initially recorded as deferred revenue. The Company recognizes ticket sales as revenue at the time the performance obligation(s) has (have) been satisfied which is the date on which the game occurs. The Company's tickets sold are nonrefundable, therefore, all tickets sold for a game are recognized at the time the game occurs regardless of whether they were redeemed.

Sponsorship revenue is primarily derived from agreements with corporate partners for various promotional activities, including stadium branding, advertising, and endorsement opportunities. The Company typically enters into sponsorship agreements that are one year or less in duration. Revenue recognition occurs when the performance obligation(s) under the contract is (are) satisfied, which generally coincides with the delivery of promised goods or services to the sponsor.

Advertising Costs

Advertising costs are expensed as incurred. The Company uses advertising to promote its operating activities. Advertising expense totaled $122,862 and $114,946 for the years ended December 31, 2023 and 2022, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates used in the preparation of these financial statements.

Income Taxes

The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax benefit to an amount that is more likely than not to be realizable. Changes in tax rates are reflected in the tax provision as they occur.

In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company is subject to examination by the Internal Revenue Service for three years after the most recent filing.

Recently Adopted Accounting Standards – Current Expected Credit Loss

In June 2016, the FASB issued a final standard on accounting for credit losses. During the year ended December 31, 2023, the Company adopted the Current Expected Credit Loss ("CECL") accounting standard. This standard requires companies to estimate credit losses over the life of their financial assets, including trade receivables and other financial instruments.

Upon adoption of the CECL standard, the Company conducted a comprehensive review of its financial assets subject to credit risk. Based on historical data, current conditions, and reasonable and supportable forecasts, the Company determined that the adoption of the CECL standard did not have a material impact on the financial statements for the year ended December 31, 2023.

The Company continues to monitor its credit risk environment closely and will adjust its credit loss estimates in accordance with the CECL standard and any changes in economic conditions or other relevant factors.

Date of Management's Review and Subsequent Events

Management has evaluated subsequent events through October 3, 2024, the date which the financial statements were available to be issued. Other than the lease agreements disclosed in Note 3, there were no subsequent events.

Note 2 – Income Taxes

The provision for income taxes consisted of the following components for the years ended December 31, 2023 and 2022:

	2023	2022
Current	$ -	$ -
Deferred (benefit)	(97,462)	(15,128)
Total income tax benefit	$ (97,462)	$ (15,128)

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for net operating loss carryforwards and non-deductible charitable contributions. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes.

The Company has unused net operating loss carryforwards of approximately $555,812 as of December 31, 2023.

Note 3 – Commitments and Contingencies

Operating leases

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term.

The Company entered into an operating lease agreement for office space in St. Paul, Minnesota, to support general business and merchandise distribution activities. The lease commenced April 1, 2022 and terminated July 31, 2024. Monthly rent payments of $3,623 began on June 1, 2022, escalating to $3,731 on August 1, 2023. The discount rate used to calculate the present value of the operating lease liability was 3%.

Subsequent to year end, the Company entered into a new operating lease for office and storage space in Eagan, Minnesota. The lease commenced June 1, 2024 and will terminate July 31, 2029 with monthly rent payments ranging from $5,077 to $6,176. No operating lease asset or liability was recorded related to this lease and the payments are not included in the future minimum lease payment schedule below as it was entered into subsequent to December 31, 2023.

As of December 31, 2023, future minimum lease payments were as follows:

	Total
2024	$ 26,118
2025	-
Thereafter	-
Total future undiscounted lease payments	26,118
Less: imputed interest	(259)
Present value of operating lease liabilities	$ 25,859

Rent expense totaled $43,023 and $30,694 for the years ended December 31, 2023 and 2022, respectively.

Note 4 – Related Party Transaction

During 2023, the Company received pro-bono legal services from a law firm associated with the general counsel. These services were provided in connection with ongoing legal counsel and contract reviews. The fair value of the pro-bono legal services received during the year amounted to $23,871.